UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                        MEDIALINK WORLDWIDE INCORPORATED
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    58445P105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

       Michael Feinsod                           Elliot Press, Esq.
       Infinity Capital, LLC                     c/o Katten Muchin Rosenman LLP
       767 Third Avemue                          575 Madison Avenue
       16th Floor                                New York, New York  10022
       New York, New York   10017                (212) 940-8800
       (212) 752-2777

--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 30, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58445P105                    13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Infinity Capital Partners, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     264,240 shares
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            264,240 shares
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      264,240 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.32%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 58445P105                    13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Infinity Capital, LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     264,240 shares (comprised of shares held by Infinity
                     Capital Partners, L.P.)
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            264,240 shares (comprised of shares held by Infinity
    WITH             Capital Partners, L.P.)
               -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      264,240 shares (comprised of shares held by Infinity Capital
      Partners, L.P.)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.32%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 58445P105                    13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Infinity Management, LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     264,240 shares (comprised of shares held by Infinity
                     Capital Partners, L.P.)
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            264,240 shares (comprised of shares held by Infinity
    WITH             Capital Partners, L.P.)
               -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      264,240 shares (comprised of shares held by Infinity Capital
      Partners, L.P.)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.32%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 58445P105                    13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Michael Feinsod
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     264,240 shares (comprised of shares owned by Infinity
                     Capital Partners, L.P.)
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            264,240 shares (comprised of shares owned by Infinity
    WITH             Capital Partners, L.P.)
               -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      264,240 shares (comprised of shares owned by Infinity Capital
      Partners, L.P.)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.32%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      1N
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

            This Amendment No. 4 relates to the Common Stock (the "Common Stock") of Medialink Worldwide Incorporated (the "Company") and amends the Statement on Schedule 13D filed on July 28, 2004 as amended by Amendment No. 1 filed on November 10, 2004, Amendment No. 2 filed on July 26, 2005 and Amendment No. 3 filed on August 28, 2006, by (i) Infinity Capital Partners, L.P., a Delaware limited partnership ("Partners"), (ii) Infinity Capital, LLC, a Delaware limited liability company ("Capital"), (iii) Infinity Management, LLC, a Delaware limited liability company ("Management"), and (iv) Michael Feinsod (Partners, Capital, Management and Mr. Feinsod are hereinafter collectively referred to as the "Reporting Persons").

Item  3.    Source and Amount of Funds or Other Consideration.

            Item 3 is hereby amended to read as follows:

            Since the filing of Amendment No. 3 to the Schedule 13D filed by the Reporting Person, the aggregate amount of funds used to purchase shares of Common Stock by Partners (without giving effect to any sales during such period) was $178,305. The source of funds used by Partners to purchase such shares was working capital. In addition, Partners effects purchases of shares primarily through margin accounts maintained for Partners with Goldman Sachs Execution & Clearing, L.P. which may extend credit to Partners as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the firm's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of the debit balances in the account.

Item 5.     Interest in Securities of the Issuer.

            Item 5(a) is hereby amended to read as follows:

            (a) The aggregate percentage of the outstanding shares of Common Stock reported owned by each Reporting Person is based upon 6,122,665 shares of Common Stock outstanding as of October 31, 2006, as reported in the Company's quarterly report on Form 10-Q for the period ended September 30, 2006.

            As of the close of business on November 30, 2006:

                  (i) Partners owns 264,240 shares of Common Stock which constitute approximately 4.32% of the shares of Common Stock outstanding;

                  (ii) Capital owns no shares of Common Stock directly. As sole general partner of Partners, Capital may be deemed under the provisions of Rule 13d-3 of the Exchange Act Rules, to be the beneficial owner of the 264,240 shares of Common Stock owned by Partners. Such shares of Common Stock constitute approximately 4.32% of the shares of Common Stock outstanding;

                  (iii) Management owns no shares of Common Stock directly. As the Investment Manager of Partners, Management may be deemed under the provisions of Rule 13D-3 of the Exchange Act Rules, to be the beneficial owner of the 264,240 shares of Common Stock that are owned by Partners. Such shares of Common Stock constitute approximately 4.32% of the shares of Common Stock outstanding; and

                  (iv) Michael Feinsod owns no shares of Common Stock directly. As the Managing Member of Capital and Management, the General Partner and Investment Manager, respectively, of Partners, Mr. Feinsod may be deemed under the provisions of Rule 13d-3 of the Exchange Act Rules, to be the beneficial owner of the 264,240 shares of Common Stock, that are owned by Partners. Such shares, in the aggregate, constitute approximately 4.32% of the shares of Common Stock outstanding.

            Item 5(c) is hereby amended as follows:

            (c) Set forth below is a description of all transactions in shares of Common Stock that were effected by Partners during the past sixty days. All such transactions were effected on the open market.

  Date        Purchase or Sale       Number of Shares        Price per Share
  ----        ----------------       ----------------        ---------------
10/2/06              S                    11,750                  4.50
10/3/06              P                    16,215                  4.06
10/4/06              P                     3,900                  3.90
10/9/06              P                     5,700                  4.01
10/10/06             P                     3,960                  3.96
10/11/06             P                     4,800                  4.00
10/16/06             P                     4,200                  3.87
10/26/06             S                     1,000                  4.30
10/31/06             S                     3,600                  4.11
11/1/06              S                     6,050                  4.09
11/2/06              S                     2,700                  4.09
11/6/06              S                     2,500                  4.08
11/7/06              S                     6,100                  4.26
11/8/06              S                     1,300                  4.69
11/13/06             S                     1,600                  4.70
11/14/06             S                     1,500                  4.47
11/15/06             S                     2,100                  4.50
11/17/06             S                     2,500                  4.89
11/20/06             S                       269                  4.95
11/29/06             S                     2,000                  5.08
11/30/06             S                    50,000                  5.18
11/30/06             S                     5,600                  5.36
11/30/06             S                     1,565                  5.18

      Item 5(e) is hereby amended to read as follows:

      (e) On November 30, 2006, each Reporting Person ceased to be the beneficial owner of more than 5% of the shares of Common Stock outstanding.

                                    SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 1, 2006

                                  INFINITY CAPITAL PARTNERS, L.P.

                                  By: Infinity Capital, LLC, its General Partner


                                  By: /s/ Michael Feinsod
                                      ------------------------------------------
                                      Name:  Michael Feinsod
                                      Title: Managing Member


                                  INFINITY CAPITAL, LLC


                                  By: /s/ Michael Feinsod
                                      ------------------------------------------
                                      Name:  Michael Feinsod
                                      Title: Managing Member


                                  INFINITY MANAGEMENT, LLC


                                  By: /s/ Michael Feinsod
                                      ------------------------------------------
                                      Name:  Michael Feinsod
                                      Title: Managing Member


                                               /s/ Michael Feinsod
                                  ----------------------------------------------
                                                 Michael Feinsod